EXHIBIT 21

SUBSIDIARIES OF FIRST FINANCIAL HOLDINGS, INC.

Subsidiaries	Ownership Percentage	Jurisdiction or Incorporation of Organization

First Federal Bank	100%	United States
First Southeast Reinsurance Co., Inc.	100	Vermont
Port City Ventures, LLC	100	South Carolina

First Southeast Investor Services, Inc.	100	South Carolina

First Southeast 401(k) Fiduciaries, Inc.	100	South Carolina